Exhibit 5.1

August 7, 2007

Symyx Technologies, Inc.

3100 Central Expressway

Santa Clara, CA 95051

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We have examined the Registration Statement on Form S-8 to be filed by Symyx Technologies, Inc. (the “Company”) with the Securities and Exchange Commission on or about August 7, 2007 (the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended, of 750,000 shares of the Company’s Common Stock plus any shares of Common Stock that would otherwise return to each of the Company’s 1997 Stock Plan (the “1997 Plan”) and the Company’s 2001 Nonstatutory Stock Option Plan (the “2001 Nonstatutory Plan”) as a result of forfeiture, termination or expiration of awards previously granted under each of the 1997 Plan and the 2001 Nonstatutory Plan reserved for issuance pursuant to the Company’s 2007 Stock Incentive Plan (the “Shares”).  As counsel to the Company, we have examined the proceedings taken by the Company in connection with the registration of the Shares.

It is our opinion that the Shares, when issued and sold in the manner described in the Registration Statement and the related Prospectuses, will be legally and validly issued, fully-paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement, and further consent to all references to us in the Registration Statement and any amendments thereto.

Very truly yours,

/s/ Morrison & Foerster LLP